SEGALL BRYANT & HAMILL TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 8, 2023

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677 and 811-03373

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 139 (“PEA 139”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. PEA 140 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on September 22, 2023 with respect to Segall Bryant & Hamill International Equity Fund.

In connection with this response letter, and on or around December 8, 2023, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 146 to the Registrant’s registration statement under the Securities Act (“PEA 146”), which is expected to include (i) changes to PEA 139 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on October 25, 2023 to PEA 139, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission
Division of Investment Management
December 8, 2023

1.	Staff Comment: Please provide a completed Fee Table for review, in advance of the 485b filing.

□ Registrant’s Response: Comment complied with. Please see Exhibit A below for the completed Fee Table.

2.	Staff Comment: In correspondence, please explain what the “Shareholder Service Fee” is for and why the fee is not duplicative of any other fees.

□Registrant’s Response: The Shareholder Service Fee is used to pay shareholder services agents. Shareholder service agents provide non-distribution and administrative and support services to their customers, which may include establishing and maintaining accounts and records relating to shareholders, processing dividend and distribution payments from the Funds on behalf of shareholders, forwarding communications from the Funds, providing subaccounting with respect to Fund shares, and other similar services. The Shareholder Service Fee is explained in the “Shareholder Service Fee” section of the prospectus.

The Shareholder Service Fee is not duplicative of any other fees.

3.	Staff Comment: In “Footnote 2” to the Fee Table, how is it determined if a shareholder “may” pay a fee?

□ Registrant’s Response: “Footnote 2” to the Fee Table has been revised as follows:

(2) The Retail Class and the Institutional Class of the Fund may pay a fee at an annual rate of up to 0.25% and 0.10%, respectively, of average daily net assets to shareholder servicing agents. The amount listed represents the maximum fee that the Fund ~~may~~ could be obligated to pay. Refer to the “Shareholder Service Fee” section in the prospectus.

4.	Staff Comment: In the “Principal Investment Strategies” section, please disclose what the Fund considers to be emerging markets. In addition, please include the minimum number or the range of regions or countries that the Fund will invest in. The use of “International” in the Fund name suggests more than one country.

□ Registrant’s Response: Emerging markets will not be a principal investment strategy of the Fund. As such, the second bullet of the section “Principal Investment Strategies of the Fund” has been revised as follows:

The Fund’s Adviser considers a company to be international (that is outside of the United States) if: (i) it is organized under the laws of a foreign country or maintains its principal offices or headquarters in a foreign country; (ii) its securities are principally traded in a foreign country; or (iii) it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country, or has at least 50% of its assets in a foreign country. The Fund will allocate its assets among various regions and countries, with a minimum of ten countries ~~including those in emerging markets~~.

U.S. Securities and Exchange Commission
Division of Investment Management
December 8, 2023

5.	Staff Comment: In the third bullet in the “Principal Investment Strategies” section, the last sentence states that the Fund may have exposure to foreign securities without trading directly in the local market. Please explain supplementally if this increases the costs to the Fund and if so, is the cost passed on to shareholders?

□ Registrant’s Response: The Fund intends to have exposure to foreign securities without trading directly in the local market through the use of American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs). The trading costs for ADRs and GDRs is similar to the trading costs of domestic securities and are passed on to shareholders of the Fund.

6.	Staff Comment: In the section “Principal Risks” section, the “Japan Risk” is not mentioned in the “Principal Investment Strategies” section. If investing in Japan is a principal strategy, please add disclosure regarding the strategy accordingly. In addition, please add any other countries that should be in the “Principal Risks” and “Principal Strategies” sections.

□ Registrant’s Response: The investment in Japan will not be a principal investment strategy of the Fund, however the Fund may invest significantly in Japan and has therefore included “Japan Risk” in the “Principal Risks” section.

7.	Staff Comment: In the section “Principal Risks” section, the third sentence of the “Direct Foreign Exposure Risk” consider adding a separate “Emerging Market Risk”.

□ Registrant’s Response: The Advisor does not expect to make significant investment in emerging markets, however in the event significant investment is made in the future, the Fund will add “Emerging Market Risk” to the “Principal Risks” section at such time. “Emerging Market Risk” is included as a Non-Principal Risk.

8.	Staff Comment: Consider adding “Cybersecurity Risk” to the “Principal Risks” section.

□ Registrant’s Response: Comment complied with. The following has been added to the “Principal Risks” section:

Cybersecurity Risk: Cybersecurity incidents may allow an unauthorized party to gain access to Fund assets, customer data, (including private shareholder information), or proprietary information, or cause the Funds, the Adviser, and/or other service providers (including custodians, sub-custodians, transfer agents and financial intermediaries) to suffer data breaches, data corruption or loss of operational functionality. A cybersecurity incident may disrupt the processing of shareholder transactions, impact a Fund’s ability to calculate its net asset values, and prevent shareholders from redeeming their shares.

9.	Staff Comment: Please represent supplementally that the Fund has the records necessary to support the calculation of past performance. Please see Rule 204-2(a)(16) of the Advisers Act.

U.S. Securities and Exchange Commission
Division of Investment Management
December 8, 2023

□ Registrant’s Response: The Fund has the records to support the calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

10.	Staff Comment: Please add the month to the date that the Portfolio Managers began managing the Fund.

□ Registrant’s Response: Comment complied with.

11.	Staff Comment: In the “Principal and Non-Principal Risks of the Fund” section, please change “Emerging Market Risk” to a “Principal Risk”.

□ Registrant’s Response: The Advisor does not expect to make significant investment in emerging markets, however in the event significant investment is made in the future, the Fund will add “Emerging Market Risk” to the “Principal Risks” section at such time. “Emerging Market Risk” is included as a Non-Principal Risk.

* * * * *

If you have any questions or further comments, please contact Maggie Bull, at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull, Esq.

Secretary

Segall Bryant & Hamill Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission
Division of Investment Management
December 8, 2023

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Retail Class	Institutional Class
Annual Account Maintenance Fee (for Retail Class accounts under $750)		—

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.75%		0.75%
Distribution (12b-1) Fees		None		None
Other Expenses(1)		2.05%		1.90%
Shareholder service fee(2)	0.25%		0.10%
All other expenses	1.80%		1.80%
Total Annual Fund Operating Expenses(3)	2.80%		2.65%
Fee Waivers and/or Expense Reimbursements	(1.66%)(3)		(1.66%)(3)
Total Annual Fund Operations Expenses
After Fee Waivers and/or Expense Reimbursements	1.14%(3)		0.99%(3)

(1) (2)

”Other Expenses” are based on estimated amounts for the current fiscal year.

The Retail Class and the Institutional Class of the Fund may pay a fee at an annual rate of up to 0.25% and 0.10%, respectively, of average daily net assets to shareholder servicing agents. The amount listed represents the maximum fee that the Fund could be obligated to pay. Refer to the “Shareholder Service Fee” section in the prospectus.

(3)	Segall Bryant & Hamill, LLC (“SBH” or the “Adviser”), the Fund’s investment adviser, has contractually agreed until at least April 30, 2025, to waive the investment advisory and/or administration fees and/or to reimburse other expenses (not including acquired fund fees and expenses, taxes, brokerage expenses, class action claim fees, tax reclaim fees, and extraordinary expenses), so that the ratio of expenses of average net assets as reported in the Fund’s Financial Highlights will be no more than 1.14% and 0.99% to the Fund’s Retail Class and Institutional Class, respectively, for such period. This agreement may not be terminated or modified by the Adviser prior to the termination date without the approval of the Board of Trustees.